EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: 353-1-709-4022 Jonathan Birt Ph: 44-751-559-7858

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2012 FINANCIAL RESULTS

•	Full Year 2012 guidance met; Pro-forma Revenues up 13%; Adjusted EBITDA up 31%
•	Capital structure strengthened through debt refinancing and Alkermes shares sale
•	Tysabri transaction creates greater financial flexibility to grow shareholder value - $3.25 billion upfront plus double-digit future royalties

Dublin, Ireland, February 6, 2013 - Elan Corporation, plc today reported its fourth quarter and full-year 2012 financial results.

Mr Kelly Martin, CEO said “2012 was a year in which we continued to make significant progress and adjustments in our business. We achieved top line revenue growth of 13%; advanced ELND005 into two Phase 2 programs for neuropsychiatry; strengthened our balance sheet through refinancing and sale of our Alkermes shares; we remained disciplined with our cost structure and investment decisions. In addition, we demerged our pathology-based drug discovery platform into a new listed company, Prothena Corporation plc, enabling shareholders investment choice.”

Mr Martin added “The Tysabri business restructuring announced earlier today with our collaborator Biogen Idec provides for a meaningful de-risking of the business. With $3.25 billion in upfront cash and double digit tiered royalties, we have created the opportunity to diversify our business across all areas of the industry value chain with tax efficient capital and cash flow. As we move through 2013 and beyond, the close of the Tysabri transaction gives us strategic flexibility to add to the shareholder value proposition and investment thesis by enabling continued prudent and risk justified investment in our pipeline, selectively adding commercial and clinical assets, and exploring the return of capital to shareholders at the appropriate time and in the right manner.”

Mr. Nigel Clerkin, chief financial officer, said, “We were pleased to have delivered on all of our financial guidance for 2012. The number of patients taking Tysabri grew by 12% in 2012, and this strong growth drove our recorded Tysabri revenues to $1.2 billion for the year. Including Tysabri, our Adjusted EBITDA increased by over 30% in 2012 to $220 million, well ahead of our goal of $200 million.  We successfully refinanced our debt, extending the maturity and lowering the annual interest expense by one-third.  We also recently sold our remaining shareholding in Alkermes, bringing the total EDT sale proceeds to $1.05 billion.”

Mr. Clerkin added, “The Tysabri transaction will provide us with greatly increased strategic flexibility, while maintaining a substantial participation in the future growth potential of this tremendous product. We expect Tysabri in-market sales to show further strong growth in 2013, and to increase by approximately 15% over the $1.6 billion achieved in 2012. Additionally, we expect our operating expenses, excluding Tysabri, to be substantially lower than in 2012, and to be in the range of $170-190 million for the year.”

Unaudited Consolidated U.S. GAAP Income Statement Data
Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
		Continuing Operations
0.4	0.2	Revenue (see page 8)	4.0	0.2
—	—	Cost of goods sold	0.8	0.2
0.4	0.2	Gross margin	3.2	—

		Operating Expenses (see page 12)
30.9	26.8	Selling, general and administrative	107.2	113.6
25.5	21.5	Research and development	106.8	95.0
21.4	59.3	Other net charges (see page 13)	24.3	168.9
77.8	107.6	Total operating expenses	238.3	377.5
(77.4)	(107.4)	Operating loss	(235.1)	(377.5)

		Net Interest and Investment Gains and Losses
16.7	12.4	Net interest expense	104.9	56.6
17.2	25.8	Net loss on equity method investments	81.1	221.8
—	1.2	Impairment of investments	—	1.2
47.0	76.1	Net charge on debt retirement	47.0	76.1
(0.1)	—	Net investment gains	(2.6)	—
80.8	115.5	Net interest and investment gains and losses	230.4	355.7

(158.2)	(222.9)	Net loss from continuing operations before tax	(465.5)	(733.2)
31.7	(314.2)	Provision for/(benefit from) income taxes	(12.0)	(360.5)
(189.9)	91.3	Net income/(loss) from continuing operations	(453.5)	(372.7)

		Discontinued Operations
55.2	61.5	Net income from discontinued operations, net of tax (see page 17)	1,014.0	235.3
(134.7)	152.8	Net income/(loss)	560.5	(137.4)

(0.32)	0.15	Basic net income/(loss) per ordinary share - continuing operations	(0.77)	(0.63)
0.09	0.10	Basic net income/(loss) per ordinary share – discontinued operations	1.73	0.40
589.2	594.3	Basic weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	587.6	592.4
(0.32)	0.15	Diluted net income/(loss) per ordinary share - continuing operations	(0.77)	(0.63)
0.09	0.10	Diluted net income/(loss) per ordinary share – discontinued operations	1.73	0.40
589.2	599.8	Diluted weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	587.6	592.4

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m

(134.7)	152.8	Net income/(loss)	560.5	(137.4)
		Net income/(loss) from discontinued operations:
(67.7)	(81.2)	Net income from Tysabri	(270.4)	(302.0)
7.6	19.5	Net loss from Prothena	22.8	46.2
4.9	0.2	Net (income)/loss from EDT	(766.4)	20.5
(189.9)	91.3	Net income/(loss) from continuing operations	(453.5)	(372.7)
16.7	12.4	Net interest expense	104.9	56.6
31.7	(314.2)	Provision for/(benefit from) income taxes	(12.0)	(360.5)
3.3	2.1	Depreciation and amortization	14.8	11.5
(0.1)	—	Amortized fees	(0.5)	(0.3)
(138.3)	(208.4)	EBITDA from continuing operations	(346.3)	(665.4)
5.4	4.5	Share-based compensation	21.6	29.3
21.4	59.3	Other net charges	24.3	168.9
17.2	25.8	Net loss on equity method investments	81.1	221.8
—	1.2	Impairment of investments	—	1.2
47.0	76.1	Net charge on debt retirement	47.0	76.1
(0.1)	—	Net investment gains	(2.6)	—
(47.4)	(41.5)	Adjusted EBITDA from continuing operations(1)	(174.9)	(168.1)

(1) A reconciliation of Adjusted EBITDA to net income/(loss) on a pro forma basis, including the results of the Tysabri business for the three and twelve months ended December 31, 2011 and 2012, is set out in Appendix I and Appendix II. A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and twelve months ended December 31, 2011 and 2012  is set out in Appendix III and IV.

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income/(loss) from continuing operations plus or minus net income or loss from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investment, impairment of investments, net charge on debt retirement and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2011 US$m	December 31 2012 US$m
Assets
Current Assets
Cash and cash equivalents	271.7	431.3
Restricted cash and cash equivalents — current	2.6	2.6
Investment securities — current	0.3	167.9
Held for sale assets	—	220.1
Deferred tax assets — current	26.2	380.9
Other current assets	217.2	206.7
Total current assets	518.0	1,409.5

Non-Current Assets
Intangible assets, net	309.9	99.0
Property, plant and equipment, net	83.2	12.7
Equity method investments	675.8	14.0
Investment securities — non-current	9.8	8.6
Deferred tax assets — non-current	118.9	64.6
Restricted cash and cash equivalents — non-current	13.7	13.7
Other assets	24.5	18.1
Total Assets	1,753.8	1,640.2

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	337.0	422.0
Long-term debt	615.0	600.0
Shareholders’ equity	801.8	618.2
Total Liabilities and Shareholders’ Equity	1,753.8	1,640.2

Movement in Shareholders’ Equity

Three Months ended December 31, 2012 US$m		Twelve Months ended December 31, 2012 US$m
601.6	Opening shareholders’ equity	801.8
152.8	Net income/(loss) for the period	(137.4)
(105.7)	Prothena distribution	(105.7)
6.3	Share-based compensation	45.9
(24.7)	Unrealized movements on defined benefit pension	(24.7)
4.0	Issuance of share capital	20.8
(16.1)	Increase/(decrease) in net unrealized gain on investment securities	17.5
618.2	Closing shareholders’ equity	618.2

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m		2012 US$m

(47.4)	(41.5)	Adjusted EBITDA from continuing operations	(174.9)		(168.1)
77.1	92.3	Adjusted EBITDA from discontinued operations(1)	387.9		361.7
(9.1)	(8.6)	Net interest and tax	(98.1)		(52.6)
(17.8)	(62.7)	Other net charges	(153.0)	(2)	(105.8)
(27.1)	—	EDT divestment transaction costs	(34.1)		—
(11.8)	46.8	Working capital decrease/(increase)	(48.0)		20.1
(36.1)	26.3	Cash flows provided by/(used in) operating activities	(120.2)		55.3
(7.4)	(2.7)	Net purchases of tangible and intangible assets	(28.5)		(12.3)
0.2	(0.2)	Net proceeds from sale/(purchase) of investments	2.2		(0.7)
—	(28.1)	Funding provided to equity method investment (Janssen AI)	—		(76.9)
—	—	Purchase of equity method investment (Proteostasis)	(20.0)		—
—	—	Net proceeds from sale of equity method investment (Alkermes plc)	—		381.1
—	—	Net proceeds from sale of EDT business	500.0		—
—	5.0	Receipt of deferred consideration (Prialt)	—		12.0
—	(125.0)	Prothena distribution	—		(125.0)
(695.5)	(90.6)	Cash used in financing activities	(691.1)		(73.9)
1.3	—	Restricted cash and cash equivalents movement	206.8	(2)	—
(737.5)	(215.3)	Net cash movement	(150.8)		159.6
1,009.2	646.6	Beginning cash balance	422.5		271.7
271.7	431.3	Cash and cash equivalents at end of period	271.7		431.3

 (1) A reconciliation of Adjusted EBITDA to net income/(loss) on a pro forma basis, including the results of the Tysabri business for the three and twelve months ended December 31, 2011 and 2012, is set out in Appendix I and Appendix II.  In addition, a reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and twelve months ended December 31, 2011 and 2012  is set out in Appendix III and IV.

 (2) Other charges for the twelve months ended December 31, 2011 includes the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Tysabri® Transaction

On February 6, 2013, Elan announced that it had entered into an asset purchase agreement with Biogen Idec Inc. (Biogen) to transfer to Biogen all Tysabri Intellectual Property (IP) and other assets related to Tysabri. In accordance with the terms of the transaction, upon close, the existing collaboration arrangements with Biogen will be terminated and Biogen will pay an upfront payment of $3.25 billion to Elan and continuing royalties on Tysabri in-market sales. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

As a result of the decision to divest of the Tysabri IP and other assets, the results of Tysabri that are included in the Consolidated Income Statement for the three and twelve months ended December 31, 2012, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification. The Tysabri disposal group assets are classified as held for sale.

To aid the review of the operating performance of Elan, the analysis below of the financial results for the fourth quarter and full-year 2012 focuses primarily on the pro forma results for Elan including Tysabri, as if it were still a continuing operation, as set out in Appendix I and Appendix II on pages 22 and 23.

Quarter 4, 2012 Pro Forma Operating Results (including Tysabri)

Total revenue for the fourth quarter of 2012 increased by 18% to $319.8 million from $271.0 million for the same period of 2011, driven by a 14% increase in Tysabri global in-market net sales to $432.8 million in the fourth quarter of 2012, from $379.6 million in the fourth quarter of 2011. Worldwide, the number of patients on Tysabri increased by 12% to approximately 72,700 patients at the end of December 2012, from approximately 64,700 patients (revised) at the end of December 2011.

While revenues grew by 18%, cash operating expenses remained flat over the fourth quarter of 2011. Consequently, Adjusted EBITDA increased by 61% to $60.2 million for the fourth quarter of 2012, from $37.5 million for the same period of 2011.

A reconciliation of pro forma Adjusted EBITDA to net income/(loss) is presented in Appendix I on page 22.

Full-Year 2012 Pro Forma Operating Performance (including Tysabri)

Total revenue for the full-year 2012 increased by 13% to $1,202.8 million from $1,068.1 million for the full-year 2011, as a result of an 8% growth in global in-market net sales of Tysabri to $1,631.1 million for the full-year 2012, from $1,510.6 million for the full-year 2011.

Adjusted EBITDA increased by 31% to $220.2 million for the full-year 2012 from $168.6 million for the full-year 2011, principally reflecting the continued growth of Tysabri, with cash operating expenses held flat year over year.

A reconciliation of pro forma Adjusted EBITDA to net income/(loss) is presented in Appendix II on page 23.

Quarter 4, 2012 Operating Performance (excluding Tysabri)

Adjusted EBITDA losses from continuing operations were $41.5 million for the fourth quarter of 2012, compared to $47.4 million for the fourth quarter of 2011. Operating loss excluding other net charges for the fourth quarter of 2012 decreased to $48.1 million, compared to $56.0 million for the fourth quarter of 2011. These improvements principally reflect the impact of the operations restructuring in the fourth quarter of 2012.

The net income from continuing operations for the fourth quarter of 2012 of $91.3 million includes other charges of $59.3 million (see page 13), a net charge on debt retirement of $76.1 million (see page 14) and a $304.2 million tax credit primarily related to the recognition of a deferred tax asset expected to be utilized in relation to the expected gain on sale of Tysabri in 2013 (see page 16). The net loss from continuing operations for the fourth quarter of 2011 of $189.9 million includes other charges of $21.4 million and a net charge on debt retirement of $47.0 million.

The net income of $152.8 million (2011: $134.7 million net loss) includes net income from discontinued operations of $61.5 million (2011: $55.2 million), related to the Tysabri, Prothena and EDT businesses. For further information please refer to page 17 and Appendix III on page 24.

Full-Year 2012 Operating Performance (excluding Tysabri)

Adjusted EBITDA losses from continuing operations decreased to $168.1 million for the full year 2012, from $174.9 million for the full-year 2011. Operating loss excluding other net charges for the full-year 2012 decreased to $208.6 million, from $210.8 million for the full-year 2011. These improvements reflect lower operating expenses, following the operations restructuring in the fourth quarter of 2012.

The net loss from continuing operations for the full-year 2012 of $372.7 million includes other net charges of $168.9 million (see page 13), a net charge on debt retirement of $76.1 million (see page 14), an impairment charge of $117.3 million related to the Janssen AI equity method investment (see page 15) and a $304.2 million tax credit related primarily to the recognition of a deferred tax asset expected to be utilized in relation to the expected gain on sale of Tysabri in 2013 (see page 16). The net loss from continuing operations for the full-year 2011 of $453.5 million includes other net charges of $24.3 million and a net charge on debt retirement of $47.0 million.

The net loss of $137.4 million (2011: $560.5 million net income) includes net income from discontinued operations of $235.3 million (2011: $1,014.0 million), related to the Tysabri, Prothena and EDT businesses. For further information please refer to page 17 and Appendix IV on page 25.

Pro Forma Revenue (including Tysabri)

For the fourth quarter of 2012, revenue increased by 18% to $319.8 million from $271.0 million for the fourth quarter of 2011. For the full-year 2012, revenue increased by 13% to $1,202.8 million from $1,068.1 million for the full-year 2011.

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
		Product revenue
(0.4)	—	Maxipime	0.4	—
0.4	—	Azactam	0.9	(0.5)
0.4	0.2	Royalties	2.7	0.7
0.4	0.2	Total revenue from continuing operations	4.0	0.2
196.4	243.0	Tysabri – U.S.	746.5	886.0
74.2	76.6	Tysabri – ROW	317.6	316.6
270.6	319.6	Total Tysabri	1,064.1	1,202.6
271.0	319.8	Total pro forma revenue	1,068.1	1,202.8

Elan ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
196.4	243.0	United States	746.5	886.0
183.2	189.8	ROW	764.1	745.1
379.6	432.8	Total Tysabri in-market net sales	1,510.6	1,631.1

At the end of December 2012, approximately 72,700 patients were on therapy worldwide, including approximately 33,400 commercial patients in the United States and approximately 38,400 commercial patients in the ROW, representing a 2% increase over the approximately 71,100 patients who were on therapy at the end of September 2012, and 12% over the approximately 64,700 patients (revised) who were on therapy at the end of December 2011.

For the fourth quarter of 2012, Tysabri global in-market net sales increased by 14% to $432.8 million from $379.6 million for the same period of 2011 and units sold increased by 15%.  For the full-year 2012, Tysabri global in-market net sales increased by 8% to $1,631.1 million from $1,510.6 million for the full-year 2011, while units sold increased by 13%.

Tysabri was developed in collaboration with Biogen Idec, Inc. (Biogen Idec). Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

At the end of December 2012, approximately 33,400 patients were on commercial therapy, which represents an increase of 2% over the approximately 32,900 patients who were on therapy at the end of September 2012 and 11% over the approximately 30,000 patients who were on therapy at the end of December 2011.

In the U.S. market, Elan recorded net sales of $243.0 million for the fourth quarter of 2012, an increase of 24% over net sales of $196.4 million in the same period of 2011, principally reflecting a 17% increase in units sold, along with the impact of price increases. For the full year, Elan recorded net sales of $886.0 million, an increase of 19% over full year 2011, reflecting a 13% increase in units sold, along with price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

Tysabri – ROW

At the end of December 2012, approximately 38,400 patients, principally in the European Union, were on commercial therapy, an increase of 3% over the approximately 37,400 patients who were on therapy at the end of September 2012 and 13% over the approximately 34,100 patients (revised) who were on therapy at the end of December 2011.

ROW in-market net sales increased 4% in the fourth quarter of 2012 to $189.8 million, from $183.2 million for the same period of 2011 principally reflecting a 13% increase in units sold, offset by unfavorable price and foreign currency movements, including the 4% decrease in the average dollar-euro exchange rate from the fourth quarter of 2011 to the fourth quarter of 2012.

For the full-year 2012, ROW in-market net sales decreased by 2% to $745.1 million, from $764.1 million in 2011. This principally reflects a 13% increase in units sold, offset by a $50.2 million increase in the Italian revenue reserve, along with unfavorable price and foreign currency movements, including the 8% decrease in the average dollar-euro exchange rate from the full-year 2011 to the full-year 2012.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the fourth quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable. As a result of this dispute, Biogen Idec deferred $17.0 million of revenue recognized on in-market net sales of Tysabri in Italy during the fourth quarter of 2012, having previously deferred $47.0 million of revenue in Italy during the first nine months of 2012 and $13.8 million during the fourth quarter of 2011. Elan expects that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, Elan has deferred $8.1 million of revenue in the fourth quarter of 2012 related to these sales, $30.6 million in the full-year 2012 and $37.5 million to date, reflecting the operating and accounting arrangements between the companies. This matter has resulted in the deferral of approximately $22 million of Adjusted EBITDA for the full year 2012.

Until the Tysabri Transaction closes, in the ROW market, Biogen Idec is responsible for distribution, and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $76.6 million for the fourth quarter of 2012 compared to $74.2 million for the fourth quarter of 2011.

Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
183.2	189.8	ROW in-market sales by Biogen Idec	764.1	745.1
(85.0)	(83.2)	ROW operating expenses incurred by the collaboration	(349.3)	(316.3)
98.2	106.6	ROW operating profit incurred by the collaboration	414.8	428.8
49.1	53.3	Elan’s 50% share of Tysabri ROW collaboration operating profit	207.4	214.4
25.1	23.3	Elan’s directly incurred costs	110.2	102.2
74.2	76.6	Net Tysabri ROW revenue	317.6	316.6

Pro Forma Operating Expenses (including Tysabri)

Selling, general and administrative

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
26.1	21.1	Cash expenses	85.0	84.5
2.1	1.9	Depreciation and amortization	9.5	7.9
2.7	3.8	Share-based compensation	12.7	21.2
30.9	26.8	SG&A expenses – continuing operations	107.2	113.6
26.2	32.1	Tysabri SG&A expenses	96.1	113.2
57.1	58.9	Pro forma SG&A expenses	203.3	226.8

SG&A expenses increased slightly to $58.9 million for the fourth quarter of 2012, from $57.1 million for the same period of 2011, primarily as a result of increased investment in Tysabri commercial activities in the US, offset by reduced non-Tysabri cash expenses.

For the full-year, SG&A expenses increased to $226.8 million, from $203.3 million in 2011, reflecting increased Tysabri commercial expenses and higher non-cash share-based compensation expense. Excluding Tysabri, cash SG&A expenses were flat over 2011.

Research and development

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
21.6	20.7	Cash expenses	92.9	83.4
1.2	0.1	Depreciation and amortization	5.0	3.5
2.7	0.7	Share-based compensation	8.9	8.1
25.5	21.5	R&D expenses – continuing operations	106.8	95.0
16.0	16.0	Tysabri R&D expenses	67.7	62.0
41.5	37.5	Pro forma R&D expenses	174.5	157.0

R&D expenses decreased by 10% for the fourth quarter and full-year 2012, to $37.5 million and $157.0 million respectively, from $41.5 million and $174.5 million in the fourth quarter and full year 2011, respectively. These decreases reflect the impact of the operations restructuring during the fourth quarter of 2012 and a reduction in research activities in 2012 compared to 2011.

Clinical update

In November 2012, Elan and Biogen Idec submitted applications to the U.S. Food and Drug Administration and European Medicines Agency requesting updates to the Tysabri labels. The applications request an expanded indication that would include first-line use for people living with certain relapsing forms of multiple sclerosis who have tested negative for antibodies to the John Cunningham Virus (JC virus). A formal assessment of both applications is ongoing.

In November 2012, Elan enrolled the first patient in a Phase 2 clinical trial of ELND005 for the treatment of agitation / aggression in patients with moderate to severe Alzheimer’s disease (AD). This follows the commencement in August 2012 of a Phase 2 clinical trial of ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes.

In October 2012, ELND005 was featured during one oral presentation and on two poster presentations at the 5th International Conference on Clinical Trials for Alzheimer's Disease. The presentations focused on neuropsychiatric symptoms at different stages of AD and correlations of ELND005 exposures to neuropsychiatric outcomes in a 78 week Phase 2 study in mild moderate AD. In addition, data on the effect of ELND005 on agitation / aggression in AD dementia were highlighted.

Other net charges

Other net charges for the three and twelve months ended December 31, 2012 and 2011 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
9.2	41.0	Facilities and onerous lease costs	11.9	41.0
8.5	9.4	Severance, restructuring and other costs	8.7	42.4
3.7	0.9	Asset impairment charges	3.7	66.5
—	8.0	Cambridge Collaboration charge	—	8.0
—	—	In-process research and development	—	11.0
21.4	59.3	Other charges – continuing operations	24.3	168.9
0.6	0.6	Tysabri other charges	1.6	4.2
22.0	59.9	Pro forma other charges	25.9	173.1

In the fourth quarter and full-year 2012, other net charges primarily includes severance, facilities, asset impairment and other restructuring charges associated with the closure of the South San Francisco facility and related reduction in headcount, following the announcement during the third quarter of 2012 of the separation of the Prothena business and cessation of the remaining early stage research activities.

Other net charges for the fourth quarter and full-year 2012 also include an $8.0 million charge related to the termination of our Collaboration Agreement with the University of Cambridge.

Other net charges for the full-year 2012 include an $11.0 million in-process and development expense, related to a milestone paid to Transition Therapeutics upon the commencement of the Phase 2 bipolar study with ELND005 during the third quarter.

Net Interest and Investment Gains and Losses

Net interest expense

For the fourth quarter of 2012, net interest expense decreased by 26% to $12.4 million, from $16.7 million for the fourth quarter of 2011. This decrease is primarily due to the debt refinancing transactions in the fourth quarter of 2012, as described further below.

Debt offering and debt redemption

During the fourth quarter of 2012, Elan completed the offering at par of $600.0 million in aggregate principal amount of 2019 Fixed Rate Notes. These new notes carry a coupon of 6.25% per year, payable semi-annually in arrears beginning April 15, 2013. Using the proceeds of this debt offering, along with available cash balances, Elan redeemed the outstanding $624.5 million in aggregate principal amount of 8.75% Senior Notes due 2016. Elan recorded a net charge on debt retirement of $76.1 million in the fourth quarter of 2012, comprised of early redemption premiums of $58.0 million and non-cash write off of unamortized deferred financing costs of $18.1 million.

Following the completion of these debt refinancing transactions, the principal amount of Elan’s debt has been reduced from $624.5 million at September 30, 2012, to $600.0 million at December 31, 2012, the coupon has decreased from 8.75% to 6.25% and the maturity of the debt has been extended by approximately three years from October 2016 to October 2019. `

Net loss on equity method investments

The losses on equity method investments for the three and twelve months ended December 31, 2012 and 2011 can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
16.0	25.2	Janssen AI	78.4	101.2
—	—	Impairment of Janssen AI	—	117.3
1.2	0.6	Proteostasis	2.7	3.3
17.2	25.8	Total	81.1	221.8

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the first quarter of 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was utilized and as a result, Elan provided funding of $48.7 million to Janssen AI during the second quarter of 2012 and a further $28.2 million during the fourth quarter of 2012. In addition, Elan provided funding of $29.9 million to Janssen AI in January 2013. Following the provision of this funding in January 2013, Elan’s remaining funding commitment to Janssen AI is $93.2 million. Elan recorded a net loss of $25.2 million on the equity method investment in the fourth quarter of 2012, relating to its share of the fourth quarter losses of Janssen AI.

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302).  As a result of the discontinuation, Elan recorded a non-cash impairment charge of $117.3 million against the carrying value of the equity method investment in Janssen AI during the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets.

Proteostasis

Elan made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 24% of the equity of Proteostasis. The net loss recorded on the equity method investment in the fourth quarter of 2012 was $0.6 million.

Provision for Income Taxes

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
31.7	(314.2)	Provision for / (benefit from) income taxes– continuing operations	(12.0)	(360.5)
12.7	16.0	Tysabri provision for income taxes	56.4	65.7
44.4	(298.2)	Pro forma provision for/(benefit from) income taxes	44.4	(294.8)

The benefit from income taxes for the fourth quarter and full-year 2012 includes a $304.2 million tax credit related primarily to the recognition of a deferred tax asset expected to be utilized in relation to the expected gain on sale of Tysabri in 2013.

The provision for income taxes for the fourth quarter and full-year 2011 includes a non-cash U.S. state tax charge of $40.0 million related to the write-down of U.S. state deferred tax assets, following a beneficial change in certain state tax legislation which resulted in Elan no longer expecting to utilize certain state tax credits and loss carry forwards prior to their expiry, due to a lower expected tax burden in future years.

Discontinued Operations

Net income from discontinued operations for the three and twelve months ended December 31, 2012 and December 31, 2011 includes the following:

Three Months Ended December 31			Twelve Months Ended December 31
2011 US$m	2012 US$m		2011 US$m	2012 US$m
67.7	81.2	Tysabri	270.4	302.0
(7.6)	(19.5)	Prothena	(22.8)	(46.2)
(4.9)	(0.2)	EDT	766.4	(20.5)
55.2	61.5	Net income from discontinued operations, after tax	1,014.0	235.3

The net income and Adjusted EBITDA from discontinued operations for the three and twelve months ended December 31, 2011 and 2012 are set out in detail in Appendix III and IV.

Tysabri

On February 6, 2013, Elan announced that it has entered into an asset purchase agreement with Biogen to transfer to Biogen all Tysabri IP and other assets related to Tysabri. In accordance with the terms of the transaction, upon close, the existing collaboration arrangements with Biogen will be terminated and Biogen will pay an upfront payment of $3.25 billion to Elan and continuing royalties on Tysabri in-market sales. The continuing royalties include  a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

As a result of the decision to divest of the Tysabri IP and other assets, the results of Tysabri that are included in the Consolidated Income Statement for the three and twelve months ended December 31, 2012, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

The assets of the Tysabri business have been presented as held for sale as of December 31, 2012. The major classes of assets presented as held for sale are as follows:

December 31, 2012 US$m
Held for sale assets
Goodwill	110.8
Other intangible assets	84.4
Inventory	24.9
Total	220.1

Prothena

On December 21, 2012, Elan announced the completion of the spin-off to shareholders of a substantial portion of its drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). Elan retains an 18% equity holding in Prothena which has been recognized as an available for sale investment. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The results of the Prothena business up to the date of separation on December 20, 2012 are presented as part of the net income on discontinued operations.

Under the terms of the demerger, Elan shareholders received one Prothena ordinary share for every 41 Elan ordinary shares or ADSs held. In addition, a wholly owned subsidiary of Elan subscribed for 3.2 million Prothena shares representing 18% of the total outstanding ordinary shares of Prothena. Accordingly, on completion of the transaction, Elan shareholders directly and indirectly own 100% of Prothena by virtue of their direct ownership of 82% of Prothena’s outstanding shares and indirect ownership of 18% of Prothena’s outstanding shares.

The results of the Prothena business that are included in the Consolidated Income Statement for the three and twelve months ended December 31, 2012 are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification. Transaction and other costs associated with the Prothena separation of $17.9 million were incurred during 2012 and have been reported in the net income from discontinued operations reporting line.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $381.1 million. Elan continued to hold 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which had a fair value of $143.5 million at December 31, 2012.

On January 31, 2013, we announced that we had agreed to sell, on customary terms, all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of approximately $169.7 million.

The results of EDT are presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012, and the comparative amounts for the fourth quarter and full-year 2011 have been restated to reflect this classification.

The net loss from discontinued operations for the twelve months ended December 31, 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.3 million.

Guidance

Elan expects to complete the Tysabri transaction in the first half of 2013. Under GAAP, the current Tysabri business qualifies as a discontinued operation, and Elan’s 2013 revenues from Tysabri will comprise the 12% royalty due on in-market net sales of the product from the date of completion.

Elan expects Tysabri in-market sales to increase by approximately 15% in 2013 over the $1.6 billion recorded in 2012.

Excluding Tysabri, aggregate SG&A and R&D expenses are expected to be in the range of $170 million to $190 million.

Elan expects to contribute approximately $60- $80 million to JAI during 2013.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects, Tysabri and products in development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Pro Forma Financial Information

Three Months Ended December 31, 2011				Three Months Ended December 31, 2012
Continuing Operations	Tysabri	Pro Forma Elan		Continuing Operations	Tysabri	Pro Forma Elan
US$m	US$m	US$m		US$m	US$m	US$m

0.4	270.6	271.0	Revenue	0.2	319.6	319.8
—	147.4	147.4	Cost of goods sold	—	173.7	173.7
0.4	123.2	123.6	Gross margin	0.2	145.9	146.1

			Operating Expenses
30.9	26.2	57.1	Selling, general and administrative	26.8	32.1	58.9
25.5	16.0	41.5	Research and development	21.5	16.0	37.5
21.4	0.6	22.0	Other net charges	59.3	0.6	59.9
77.8	42.8	120.6	Total operating expenses	107.6	48.7	156.3
(77.4)	80.4	3.0	Operating income/(loss)	(107.4)	97.2	(10.2)
80.8	—	80.8	Net interest and investment gains and losses	115.5	—	115.5
(158.2)	80.4	(77.8)	Net income/(loss) before tax	(222.9)	97.2	(125.7)
31.7	12.7	44.4	Provision for/(benefit from) income taxes	(314.2)	16.0	(298.2)
(189.9)	67.7	(122.2)	Net income/(loss)	91.3	81.2	172.5
		(12.5)	Other discontinued operations			(19.7)
		(134.7)	Total net income/(loss)			152.8

Adjusted EBITDA Reconciliation Schedule

(189.9)	67.7	(122.2)	Net income/(loss)	91.3	81.2	172.5
80.8	—	80.8	Net interest and investment gains and losses	115.5	—	115.5
31.7	12.7	44.4	Provision for/(benefit from) income taxes	(314.2)	16.0	(298.2)
3.3	3.2	6.5	Depreciation and amortization	2.1	3.2	5.3
(0.1)	—	(0.1)	Amortized fees	—	—	—
5.4	0.7	6.1	Share-based compensation	4.5	0.7	5.2
21.4	0.6	22.0	Other net charges	59.3	0.6	59.9
(47.4)	84.9	37.5	Adjusted EBITDA	(41.5)	101.7	60.2

Appendix II

Unaudited Pro Forma Financial Information

Twelve Months Ended December 31, 2011				Twelve Months Ended December 31, 2012
Continuing Operations	Tysabri	Pro Forma Elan		Continuing Operations	Tysabri	Pro Forma Elan
US$m	US$m	US$m		US$m	US$m	US$m

4.0	1,064.1	1,068.1	Revenue	0.2	1,202.6	1,202.8
0.8	571.9	572.7	Cost of goods sold	0.2	655.5	655.7
3.2	492.2	495.4	Gross margin	—	547.1	547.1

			Operating Expenses
107.2	96.1	203.3	Selling, general and administrative	113.6	113.2	226.8
106.8	67.7	174.5	Research and development	95.0	62.0	157.0
24.3	1.6	25.9	Other net charges	168.9	4.2	173.1
238.3	165.4	403.7	Total operating expenses	377.5	179.4	556.9
(235.1)	326.8	91.7	Operating income /(loss)	(377.5)	367.7	(9.8)
230.4	—	230.4	Net interest and investment gains and losses	355.7	—	355.7
(465.5)	326.8	(138.7)	Net income/(loss) before tax	(733.2)	367.7	(365.5)
(12.0)	56.4	44.4	Provision for/(benefit from) income taxes	(360.5)	65.7	(294.8)
(453.5)	270.4	(183.1)	Net income/(loss)	(372.7)	302.0	(70.7)
		743.6	Other discontinued operations			(66.7)
		560.5	Total net income/(loss)			(137.4)

Adjusted EBITDA Reconciliation Schedule

(453.5)	270.4	(183.1)	Net income/(loss)	(372.7)	302.0	(70.7)
230.4	—	230.4	Net interest and investment gains and losses	355.7	—	355.7
(12.0)	56.4	44.4	Provision for/(benefit from) income taxes	(360.5)	65.7	(294.8)
14.8	12.8	27.6	Depreciation and amortization	11.5	12.8	24.3
(0.5)	—	(0.5)	Amortized fees	(0.3)	—	(0.3)
21.6	2.3	23.9	Share-based compensation	29.3	3.6	32.9
24.3	1.6	25.9	Other net charges	168.9	4.2	173.1
(174.9)	343.5	168.6	Adjusted EBITDA	(168.1)	388.3	220.2

Appendix III

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the three months ended December 31, 2012 and 2011

Three Months Ended December 31, 2011					Three Months Ended December 31, 2012
Tysabri	Prothena	EDT(1)	Total		Tysabri	Prothena(2)	EDT	Total
US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m
				Revenue
270.6	—	—	270.6	Product revenue	319.6	—	—	319.6
—	—	—	—	Contract revenue	—	—	—	—
270.6	—	—	270.6	Total revenue	319.6	—	—	319.6
147.4	—	—	147.4	Cost of goods sold	173.7	—	—	173.7
123.2	—	—	123.2	Gross margin	145.9	—	—	145.9

				Operating Expenses
26.2	0.4	—	26.6	Selling, general and administrative	32.1	0.9	—	33.0
16.0	8.1	—	24.1	Research and development	16.0	8.9	—	24.9
—	—	4.2	4.2	Net loss on divestment of business	—	11.2	—	11.2
0.6	—	—	0.6	Other net charges	0.6	—	—	0.6
42.8	8.5	4.2	55.5	Total operating expenses	48.7	21.0	—	69.7
80.4	(8.5)	(4.2)	67.7	Operating income/(loss)	97.2	(21.0)	—	76.2

—	—	0.7	0.7	Net interest and investment gains and losses	—	—	0.2	0.2
80.4	(8.5)	(4.9)	67.0	Net income/(loss) before tax	97.2	(21.0)	(0.2)	76.0
12.7	(0.9)	—	11.8	Provision for/(benefit from) income taxes	16.0	(1.5)	—	14.5
67.7	(7.6)	(4.9)	55.2	Net income/(loss)	81.2	(19.5)	(0.2)	61.5

Adjusted EBITDA Reconciliation Schedule

67.7	(7.6)	(4.9)	55.2	Net income/(loss)	81.2	(19.5)	(0.2)	61.5
—	—	0.7	0.7	Net interest and investment gains and losses	—	—	0.2	0.2
—	—	4.2	4.2	Net loss on divestment of business	—	11.2	—	11.2
12.7	(0.9)	—	11.8	Provision for/(benefit from) income taxes	16.0	(1.5)	—	14.5
3.2	0.1	—	3.3	Depreciation and amortization	3.2	—	—	3.2
0.7	0.6	—	1.3	Share-based compensation	0.7	0.4	—	1.1
0.6	—	—	0.6	Other net charges	0.6	—	—	0.6
84.9	(7.8)	—	77.1	Adjusted EBITDA	101.7	(9.4)	—	92.3

(1) The fourth quarter 2011 results include amounts relating to the EDT business for working capital adjustments and additional transaction costs arising after the date of divestment of the EDT business.

(2) The fourth quarter 2012 results include the results of the Prothena business for the fourth quarter up to December 20, 2012, the date of the separation of the Prothena business.

Appendix IV

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the year ended December 31, 2012 and 2011

Twelve Months Ended December 31, 2011					Twelve Months Ended December 31, 2012
Tysabri	Prothena	EDT(1)	Total		Tysabri	Prothena(2)	EDT	Total
US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m
				Revenue
1,064.1	—	168.0	1,232.1	Product revenue	1,202.6	—	—	1,202.6
—	—	9.9	9.9	Contract revenue	—	—	—	—
1,064.1	—	177.9	1,242.0	Total revenue	1,202.6	—	—	1,202.6
571.9	—	67.0	638.9	Cost of goods sold	655.5	—	—	655.5
492.2	—	110.9	603.1	Gross margin	547.1	—	—	547.1

				Operating Expenses
96.1	1.6	23.8	121.5	Selling, general and administrative	113.2	2.0	—	115.2
67.7	23.7	34.3	125.7	Research and development	62.0	31.3	—	93.3
—	—	(652.9)	(652.9)	Net (gain)/loss on divestment of business	—	17.9	—	17.9
1.6	—	(68.1)	(66.5)	Other net charges/(gains)	4.2	—	—	4.2
165.4	25.3	(662.9)	(472.2)	Total operating expenses	179.4	51.2	—	230.6
326.8	(25.3)	773.8	1,075.3	Operating income/(loss)	367.7	(51.2)	—	316.5

—	—	1.7	1.7	Net interest and investment gains and losses	—	—	20.5	20.5
326.8	(25.3)	772.1	1,073.6	Net income before tax	367.7	(51.2)	(20.5)	296.0
56.4	(2.5)	5.7	59.6	Provision for/(benefit from) income taxes	65.7	(5.0)	—	60.7
270.4	(22.8)	766.4	1,014.0	Net income/(loss)	302.0	(46.2)	(20.5)	235.3

Adjusted EBITDA Reconciliation Schedule

270.4	(22.8)	766.4	1,014.0	Net income/(loss)	302.0	(46.2)	(20.5)	235.3
—	—	1.7	1.7	Net interest and investment gains and losses	—	—	20.5	20.5
—	—	(652.9)	(652.9)	Net (gain)/loss on divestment of business	—	17.9	—	17.9
56.4	(2.5)	5.7	59.6	Provision for/(benefit from) income taxes	65.7	(5.0)	—	60.7
12.8	0.4	7.8	21.0	Depreciation and amortization	12.8	0.5	—	13.3
2.3	3.0	5.7	11.0	Share-based compensation	3.6	6.2	—	9.8
1.6	—	(68.1)	(66.5)	Other net charges/(gains)	4.2	—	—	4.2
343.5	(21.9)	66.3	387.9	Adjusted EBITDA	388.3	(26.6)	—	361.7

(1) The twelve months ended December 31, 2011 results include the results of the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business and amounts relating to the EDT business for working capital adjustments and additional transaction costs arising after the date of divestment of the EDT business.
(2) The twelve months ended December 31, 2012 results include the results of the Prothena business for the period up to December 20, 2012, the date of the separation of the Prothena business.